Regarding POSCO AGM Agenda Item 3

The reasons for the increase of total remuneration limit for directors by 3bn from current KRW 7bn to KRW 10bn in the Agenda 3 of POSCO’s 49th Ordinary General Meeting of Shareholders to be held on March 10, 2017 are as below:

1. POSCO modified the annual evaluation scheme for directors to recognize consolidated performance by incorporating the recent change of business environment as the company is increasingly affected by subsidiaries’ performance.

2. POSCO changed the basis period of mid-term incentive evaluation on directors from 1 year to 3 years reflecting stock performance, ROE and Debt/EBITDA comparative to peer group. The year 2017 marks the first year of compensating the directors by their performance for the last 3 year period. POSCO will pay the highest percentage out of the 3 year total package this year as personal income tax for the whole period incurs.

3. POSCO has maintained the same limit of remuneration since 2010. In the year 2010, 2012 and 2014, the execution result almost reached the limit, which indicates the current limit of KRW 7bn may not be sufficient to cover all the necessary payout if POSCO meets or exceeds targets in 2017. In addition, the proposed limit of total remuneration and the average limit per director are comparatively lower than those of peer companies.